SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

16 October 2008

RECEIVED
2008 OCT 22 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Holding (s) in Company'

08005546

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

PROCESSED
OCT 28 2008
THOMSON REUTERS

10/23

S:\PLCSharedData\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Zx- Holding(s) in Company 16 October 2008.doc

Registered in England & Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Severn Trent PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13/10/08
6. Date on which issuer notified:	15/10/08
7. Threshold(s) that is/are crossed or reached:	Increase from 4.93% to 5.23%
8. Notified details:	**Purchase of 721,894 shares**

A: Voting rights attached to shares

Ordinary Shares ISIN GB00B1FH8J72	11,605,274	4.93%	N/A	N/A	12,327,168	N/A	5.23%

B: Financial Instruments

Total (A+B)

12,327,168	5.23%

Newton Investment Management Limited hold these shares as a discretionary Investment Manager.

Proxy Voting:	
	N/A
	N/A
	N/A

	Richard Brierley
	0121 722 4127

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

Full name (including legal form for legal entities)	Newton Investment Management Ltd

Contact address (registered office for legal entities)	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (at least legal representative for legal persons)	Rachel Wheeler

[illegible]	
Full name	Newton Investment Management Ltd
Contact address	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Discretionary Investment Manager

9 Additional information

END